UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the second quarter ending 31 December 2006

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



Results for the quarter ending 31 December 2006

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 December 2006   398 678 500

MARKET CAPITALISATION

At 31 December 2006 (ZARm)   R44 333.04
At 31 December 2006 (US$m)   US$6 279.19

HARMONY ORDINARY SHARE AND ADR PRICES

12 month high (1 January 2006 – 31 December 2006)   R123.00
12 month low (1 January 2006 – 31 December 2006)   R76.00
12 month high (1 January 2006 – 31 December 2006)   US$18.84
12 month low (1 January 2006 – 31 December 2006)   US$11.90

FREE FLOAT   100%

ADR RATIO   1:1

JSE LIMITED   HAR

Range for the quarter   R100.59 – R111.20
Average volume for the quarter   1 096 055 shares per day

NEW YORK STOCK EXCHANGE, INC   HMY

Range for the quarter (closing prices)   US$13.44 – US$15.75
Average volume for the quarter   1 108 868 shares per day

NASDAQ   HMY

Range for the quarter (closing prices)   US$13.44 – US$15.75
Average volume for the quarter   1 727 352 shares per day



REVIEW FOR SECOND QUARTER AND SIX-MONTH INTERIM PERIOD ENDED 31 DECEMBER 2006

QUARTERLY HIGHLIGHTS

- Development metres up by 11.6%
- Australian hedge book reduced by 50 000oz
- A two-year Conops agreement with labour union concluded
- Headline earnings 44 SA cents per share
- Conversion of Western Areas shares into Gold Fields shares at a profit before tax of R5.25 per share

FINANCIAL SUMMARY FOR THE SECOND QUARTER ENDED 31 DECEMBER 2006

		Quarter December 2006 Unaudited	Quarter September 2006 Unaudited	Q-on-Q % change	Quarter December 2005 Unaudited	Financial year 2006 Audited
Gold produced	– kg	18 724	19 472	(3.8)	20 316	38 196
	– oz	601 999	626 036	(3.8)	653 171	1 228 035
Cash costs	– R/kg	104 132	97 538	(6.8)	83 154	100 770
	– $/oz	442	425	(4.0)	396	433
Cash operating profit	– Rm	755	891	(15.3)	389	1 646
	– US$m	103	124	(16.9)	59	228
Cash earnings	– SA c/s	190	225	(15.5)	99	415
	– US c/s	26	31	(16.1)	15	57
Basic profit	– SA c/s	118	70	68.6	6	188
	– US c/s	16	10	60.0	1	26
Headline profit/(loss)	– SA c/s	44	66	(33.3)	(75)	110
	– US c/s	6	9	(33.3)	(12)	15
Fully diluted earnings	– SA c/s	116	69	68.1	6	185
	– US c/s	16	10	60.0	1	26

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW

Harmony is and has always been about value creation. Our strategy over the last 10 years may have had different applications, as changing market conditions may have dictated, but we have stayed true to our overarching objective of building a world-class gold mining company. A company that is passionately driven to create more value in everything we do than any of our competitors.

Allow me to expand a little on the above, by tracing the thread of Harmony's value creation in each of the following scenarios:

■ By creating and applying a business model that enabled us to reduce cost per tonne on new acquisitions, we turned around the original Harmony and successfully acquired the "throwaway" South African assets of AngloGold Ashanti, JCI, Gengold and Gold Fields. In so doing we upgraded and expanded our reserve base.

■ Being contrarian, we pursued an acquisition strategy in South Africa when no one else did. The result? Unbelievably cheap mining assets. Even more exciting, extraordinarily cheap (in some cases "free") projects.

■ When the acquisition game no longer presented value, as it inevitably would, we shifted the focus to unlocking latent value from the cheaply acquired projects. The skills required to develop these projects into new mines and bring them on stream are substantial as is the commitment required to the long time horizon and significant capital expenditure. We truly believe that this is the foundation of Harmony of the future, so we have invested in building capacity which can handle major projects both in South Africa and PNG.

■ Integral to mine design and construction is exploration, thus it is no surprise that we found ourselves taking the next logical step into exploration. How do you create value in exploration? In PNG alone we have created potentially over a billion dollars worth of value by confirming and enhancing gold ounces and copper pounds within our lease areas.

What has the strategy of value creation we have pursued over the last 10 years rendered to us today?

A world-class gold mining company with:

■ a portfolio of assets of mixed quality in mining-friendly countries;

■ the best and lowest cost project pipeline;

■ the largest resource base in the world of gold mining.

Our value creation strategy remains our "True North". Whatever the prevailing market conditions, we look for the opportunity to create value. We don't see the value creation opportunity in the current crazy phase of consolidation with assets fetching ridiculous prices. On the contrary, not pursuing value-destroying acquisitions has allowed us to address the challenge of unlocking value in our existing assets.

Value creation applied to our existing assets means the following:

■ More consistent performance. This is progressing well as is evident from the further significant improvements in our development rates.

■ Upgrading our portfolio. This is continuing as we make headway with our new mines. During the last six years we have invested significantly in our existing and future ore bodies and we are now at the exciting point where we can start harvesting the benefits. Over the next four years we will bring some 1,5 million quality low-cost ounces on stream. With the parallel strategy of reducing our exposure to some of our existing lower quality, higher cost or shorter life assets, we will complete the transformation of Harmony into a world-class gold company. The current cycle of operational planning will form the basis by which we will determine whether an asset or shaft fits the profile of the company we want to be. The Internal Harmony Improvement Platform (HIP) as well as the cleaning up of our non-mining portfolio, through the Harmony of Tomorrow (HOT) initiative, dovetails perfectly with the overall strategy.

However, in the shorter term, we experienced mixed fortunes at our operations during the second quarter ending December 2006.

Our leveraged assets posted sound operational and financial results through increased tonnages and good cost containment. The growth assets – lead by a strong performance from the Elandsrand new mine project – delivered solid production, higher grades and good cost control. Most of our quality assets, on the other hand, reported lower performance for the quarter with reduced tonnages, lower yields and therefore higher unit cash costs, despite good cost containment.

"The Group's higher unit costs for the quarter are a result of lower yields from most of our quality mines and are frustrating at a time when we are harnessing all efforts to reduce costs. Over the next six months, we will continue to develop at these significantly higher levels in order to create sufficient available face length which will not only enable us to increase grades by some 10% to 15%, but will also put us in a position where we will have more consistent production results. This should enable us to reduce unit costs and improved performance."

Harmony's cash operating profit declined by 15.3% to R755 million (R891 million). Headline earnings for the December 2006 quarter decreased to 44 cents per share compared with 66 cents per share for the September 2006 quarter.

Our South African underground operations reported a decrease in production of 4%. Recovery grades declined by 4.4% from 5.0g/t in the previous quarter to 4.8g/t in the December 2006 quarter contributing to a higher cash operating cost of R104 056/kg (R98 302/kg).

Yields decreased by 5.1% to 2.43g/t during the December 2006 quarter at our Australian operations and production was 7.9% lower from 2 049kg to 1 888kg.

Harmony experienced a busy quarter with a number of corporate financial activities taking place. At the beginning of the quarter, Harmony sold the entire infrastructure of Randfontein No. 4 shaft for a total consideration of R55 million.

On 1 December 2006, Harmony accepted Gold Fields' offer of 35 GFI shares for every 100 Western Areas shares held. Harmony had acquired the 29.2% stake (44 985 939 shares) in Western Areas at a cost of R44.23 per share on 9 March 2006. The investment was carried at fair value of R42.01 per share in Harmony's books. The proceeds on the share conversion amounts to R47.26 per Western Areas share, resulting in a profit before tax of R5.25 per Western Areas share.

During the December 2006 quarter, Harmony settled 50 000 ounces of hedged forward positions at a cost of R82.9 million (A$14.7 million). Another 42 000 ounces will be settled in the March 2007 quarter.

Hidden Valley and Westpac Bank PNG Ltd concluded a US$31 million fleet financing facility and a master lease agreement has been signed. The funding is available for a period of five years after delivery of the equipment. The facility will carry interest at Libor plus 1.25% until 95% of budgeted production is reached, thereafter the rate will decrease to Libor plus 0.80%. A 15% deposit on all equipment ordered is payable, with the remaining portion funded by the lease agreement.

The positive labour relations with our union, NUM, has led to a two-year Conops agreement being signed for all Harmony's mines where Conops is implemented and an undertaking was received that the union would support our application to the Minister of Mines for permission to work on Sundays.

Last year, Harmony launched the HOT strategy which examines ways and methods of turning liabilities or under-utilised assets into immediate or future value for all stakeholders. The disposal of the Randfontein No. 4 shaft surface infrastructure and shaft is a good example. We are also in advanced negotiations with regards to the disposal of Deelkraal's surface infrastructure. These unused assets typically sit in our books as significant closure liabilities. The HOT concept has, so far, been implemented in five business areas, namely property, exploitation of by-products, water, rehabilitation and intellectual property.

Initial results of HOT have illustrated that the areas with the potential for quick savings are the property and by-product exploitation businesses. To this end, we have incorporated a property as well as a rehabilitation company to accelerate the cost-saving process and realise value. We are fast-tracking the capex to increase our gravity recovery circuits at most of our South African plants in order to increase our osmiridium recovery and further reduce our treatment costs. We have also finalised a detailed plan to include uranium in our resource declaration by June 2007. A drilling programme running concurrent with the Mega Dump pre-feasibility programme has commenced to confirm both gold and uranium values. Harmony anticipates that approval of a number of surface prospecting licenses will be obtained in the short term.

The HIP was successfully implemented across all our South African operations. HIP is aimed at addressing the improvement of efficiencies throughout the group through the implementation of best practices as well as new ideas to reduce costs and improve performance. This can be seen as the logical extension of our Services Transformation Project (STP) through which we have, over the last 18 months, significantly improved internal service levels and achieved audited savings of just over R200 million.

Real benefits associated with the HIP programme are already evident at Masimong, Brand, Unisel and St Helena from more efficient mining and productivity.

Net annualised value of the ideas currently being implemented is slightly more than R400 million. Over the next 12 months we should be in a better position to evaluate our conversion rate from idea to real improvements or savings, both in terms of quantum and time it takes to realise benefits.

SAFETY AND HEALTH REPORT

- Three Harmony mines achieved One Million Fatality Free shifts.
- Four Harmony mines achieved 500 000 Fatality Free shifts.
- Improvements to Wau Health Centre in PNG completed.

Fatality injury rate (per million hours worked)



Harmony's South African operations reported a 27.0% decrease in the Fatality Injury Frequency Rate (FIFR) from 0.26 to 0.19 during the second quarter under review.

Harmony achieved its best safety results on record during the December quarter when three of our South African mines each achieved One Million Fatality Free Shifts. Unisel, St Helena and Brand mines were the proud achievers. In addition, four other South African mines, including Evander, Masimong, Doornkop and Bambanani, each achieved half a million fatality free shifts. Notwithstanding this safety improvement, regretfully four employees lost their lives in separate incidents at the South African operations.

Over the past quarter Harmony intensified its safety drive and the group saw marked reductions in Lost Time Injury Frequency Rates (LTIFR) as well as Shifts Lost Frequency Rates (SLFR).

The LTIFR for the Australian operations is at 3.1 which is below the mining industry average of 4.2 and the Australian gold industry average of 3.9. Unfortunately LTIs occurred at Mt Marion underground mine and at the Checker Treatment Plant in Mt Magnet which brought to an end a 2.7-year LTI free period at Mt Marion and a seven-year LTI free period at Checker Treatment Plant.

At the Wau Health Centre in PNG, work to improve the centre's condition and create a voluntary counselling and testing facility for HIV/AIDS was completed. The initiative has engendered positive support from the community for Harmony.

THE SECOND QUARTER ENDED DECEMBER 2006 UNDER REVIEW

Tonnes Milled

The Group's South African underground operations delivered a stable performance in terms of tonnes milled, totalling 3 361Mt (3 351Mt) for the December 2006 quarter.

Recovery Grades

Good grade performance was achieved at most of our operations, but Tshepong, Masimong and Evander all reported lower recovery grades. Grades from the South African operations decreased by 4.4% to 4.8g/t (5.0g/t); surface mining grades decreased by 7.9% and the grades from the Australian operations were also lower by 5.1%.

Cost Control

The Group's R/t costs were well contained at R372/t (R376/t), despite a significant increase in development. Gold production was, however, lower due to a decrease in recovery grade, resulting in higher unit costs of R104 132/kg (R97 538/kg).

Development

Total Metres '000	December 2006	September 2006	Q-on-Q % Variance
Quality	23.7	22.1	7.2
Growth	5.7	6.5	(12.3)
Leverage	14.0	10.3	35.9
Total	43.4	38.9	11.6

Harmony's programme to improve flexibility at its mines continued unabated. The lower development result for the Growth assets (illustrated above) is due to a reduction from 4.4km to 3.2km made at Elandsrand due to a fraudulent over-measurement in the previous quarter.

The performance of the company is best highlighted in the following table:

		December 2006	September 2006	Q-on-Q % Variance
Production	– kg	18 724	19 472	(3.8)
Production	– oz	601 999	626 036	(3.8)
Revenue	– R/kg	144 467	143 283	0.8
Revenue	– US$/oz	613	625	(1.9)
Cash cost	– R/kg	104 132	97 538	(6.8)
Cash cost	– US$/oz	442	425	(4.0)
Exchange rate	– US$/ZAR	7.32	7.14	2.5

Cash Operating Profit and Margin

	December 2006	September 2006
Cash operating profit (Rm)	755.3	891.0
Cash operating profit margin (%)	27.9	31.9

Quarter on quarter cash operating profit variance analysis

Cash operating profit – September 2006	R891.0 million
– volume change	–
– working cost change	(R50.5) million
– recovery grade change	(R106.3) million
– gold price change	R21.1 million
– net variance	(R135.7) million
Cash operating profit – December 2006	R755.3 million

Analysis of earnings per share

Earnings per share (SA cents)	Quarter ended December 2006	Quarter ended September 2006
Cash earnings	190	225
Basic earnings	118	70
Headline earnings	44	66
Fully diluted earnings	116	69

Reconciliation between basic earnings and headline loss

Headline earnings per share (SA cents)	Quarter ended December 2006	Quarter ended September 2006
Basic earnings	118	70
Profit on sale of property, plant and equipment	(19)	(4)
Booked profit on conversion of Western Areas shares	(55)	–
Headline earnings	44	66

CAPITAL EXPENDITURE

During the Group's second quarter, total capital expenditure amounted to R571 million. This is R6 million lower than the September quarter's R577 million.

All five of the Group's Growth projects continue to report good progress. This is despite the fact that Tshepong Sub 66 project continued to encounter poor ground conditions, necessitating additional safety measures resulting in slower than planned progress.

At Hidden Valley the resource definition drilling programme for Hamata started in October and initial results are encouraging.

Operational Capex	Actual September 2006 Rm	Actual December 2006 Rm	Forecast March 2007 Rm	
South African Operations	307	303	275	
Australasian Operations	40	42	60	
Total Operational Capex	347	345	335	
Project Capex				Capital invested to date Rm
Doornkop South Reef	53	57	53	441
Elandsrand New Mine	35	32	36	509
Tshepong North Decline	16	16	16	215
Phakisa Shaft	53	62	59	448
PNG	73	59	190	227
Total Project Capex	230	226	354	1 840
Total Capex	577	571	689	1 840

UPGRADING OUR PORTFOLIO OF ASSETS TO WORLD-CLASS STATUS



Cash position

Harmony Group cash reconciliation for December 2006

	(R'million)
Cash and equivalents on 30 September 2006	867.7
Operational	(25.7)
Operating profit	755.3
Capex – net	(337.2)
Development cost capitalised	(234.1)
Corporate/Exploration expenditure	(122.6)
Employment termination, restructuring and care and maintenance costs	(19.5)
Interest paid	(103.4)
Movement in working capital	(8.0)
Movement in accrued liabilities	36.1
Other items	7.7
Other	61.8
Net sundry revenue	121.2
Foreign exchange losses	(42.8)
Shares issued – net of expenses	66.3
Australian hedges close outs	(82.9)
Cash and equivalents on 31 December 2006	903.8

Of significance in the cash reconciliation for the December quarter is the R8 million in Movement in Working Capital which comprises: Harmony's gold receivables decrease amounting to R76.5 million; increases in insurance pre-payments and claims was R91.2 million; the receivables for the sale of Randfontein 4 shaft was R55 million; increases in trade creditors totalled R42.7 million, and other working capital changes (includes inventories) amounted to R19.1 million.

OPERATIONAL REVIEW

South African Operations

Quarterly profit comparison for operations

OPERATION	WORKING PROFIT (Rm)			VARIANCES (Rm)			
	Dec-06	Sep-06	Variance	Volume	Grade	Price	Costs
South African operations							
Quality ounces	357.5	580.8	(223.3)	(84.4)	(122.8)	3.6	(19.8)
Growth ounces	84.5	37.3	47.2	0.7	54.8	2.3	(10.5)
Leverage ounces	203.8	141.0	62.8	69.2	(13.5)	3.9	3.2
Surface operations	49.6	38.8	10.8	22.3	(10.4)	(6.4)	5.4
Australasian operations	59.9	93.1	(33.2)	(7.8)	(14.4)	17.7	(28.8)
Total Harmony	755.3	891.0	(135.7)	–	(106.3)	21.1	(50.5)

Quality operations

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke shafts

		December 2006	September 2006	December 2005	Q-on-Q % Variance
U/g tonnes milled	('000)	1 561	1 665	1 574	(6.2)
U/g recovery grade	(g/t)	5.09	5.64	6.10	(9.7)
U/g kilograms produced	(kg)	7 953	9 392	9 604	(15.3)
U/g working costs	(R/kg)	99 318	81 992	74 725	(21.1)
U/g working costs	(R/tonne)	506	463	456	(9.3)

Tshepong Mine

Tshepong's tonnes milled declined from last quarter's record levels by 8.4% to 420 683 tonnes (459 115 tonnes) quarter on quarter due mainly to a 5.4% decrease in area mined and fewer milling shifts in December.

Average Mining Grade for the quarter was lower at 1 365 cmg/t (1 472 cmg/t) resulting in a 1g/t decrease of broken grade which impacted negatively on recovered grade. Grade fell from 6.6g/t to 5.6g/t, resulting in a 15.4% drop in gold produced to 2 353.5kg (3 036.5kg).

Lower tonnes together with lower grades resulted in 34.9% higher cost per kilogram to R88 619/kg (R65 656/kg). Costs per tonne increased by 14% to R496 (R434) due to tonnage targets not being achieved.

A disappointing quarter, but with real prospects that this operation should recover in the next quarter.

Target Mine

Target's tonnages milled declined by 9.6% to 189 400 tonnes (209 600 tonnes) for the quarter, after being affected by both loader and dump-truck availability as well as the increased distances for tramming waste rock from development areas. Large rocks in the older massive stopes which resulted in decreased loading rates and the need for significant secondary blasting, further impacting on volumes.

Total unit costs increased by 80% to R72 581/kg (R40 350/kg) due to Target's high fixed costs and the lower volumes for the quarter.

Grade decreased by 3.7% to 5.2g/t (5.4g/t) ascribed to a 15% dilution resulting from anomalies occurring in three massive stopes mined in the quarter. One of the stopes is being mined between two backfilled stopes, the other is a pillar adjacent to Nos. 1, 2, 6 and 7 stopes that has holed into the gathering drive above and the third is being mined below a destress cut which collapsed into the massive stope. Excessive dilution and the inability to achieve the right mix impacted on grade. Mining will move to new stopes for the March quarter.

In addition to operational challenges, Target is also one of our operations faced with remuneration pressures to retain skilled staff.

Masimong Mine

Development at Masimong rose by 10.5%, reaching record levels in December. Tonnes milled decreased by 4.4% to 238 000 tonnes (249 000 tonnes), as a result of increased waste being trammed and hoisted due to higher development tonnages and yields fell by 14.8% to 4.4g/t (5.2g/t).

Working costs were well contained, but costs per kilogram were 23% higher R118 307 (R96 209). Mud loading and inadequate control of water into the ore passes is affecting Masimong's grade. New plans and methods are being put in place and improvements should be evident in the next quarter.

Evander

Tonnes milled at Evander were 6.7% lower at 375 000 (402 000). Higher development rates and waste treated as reef, resulted in a flat yield of 4.5g/t (4.6g/t) and higher unit costs of R115 082/kg (R106 724/kg).

Evander experienced ventilation problems and No. 7 shaft continues to be affected by the footwall sill that replaced the reef in certain areas. However, the ledging in raises which had been delayed previously is progressing well and stores and overhead costs were well contained.

Randfontein operations

At Randfontein tonnes milled decreased by 2% to 337 925 tonnes (344 865 tonnes). The drop in volumes is associated with a reduction in channel widths for the December production month.

Flexibility remains a challenge, but volume improvements are anticipated for the next quarter due to significant improvements in development metres.

Randfontein's significant cost saving of R10.4 million resulted in improved unit cost of R569/t (R587/t). Cash cost per kg was 4.5% up to R101 972/kg (R97 619/kg) due to a lower grade of 5.6g/t (6.0g/t), resulting in a 18.9% reduction in quarterly contribution to profits.

Leveraged operations

Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand and Orkney.

		December 2006	September 2006	December 2005	Q-on-Q % Variance
U/g tonnes milled	('000)	1 401	1 288	1 252	8.8
U/g recovery grade	(g/t)	4.20	4.27	4.88	(1.6)
U/g kilograms produced	(kg)	5 885	5 497	6 113	7.1
U/g working costs	(R/kg)	109 427	117 741	90 074	7.1
U/g working costs	(R/tonne)	460	503	440	8.5

Our leveraged assets reported a much improved quarter, with volumes up by 9% to 1 401 tonnes (1 288 tonnes).

Mines reporting outstanding results included, Merriespruit with improved reef development, higher tonnages and belt grade improvements, Bambanani had its best quarter in years on the back of improved flexibility and Orkney produced sound profits for the quarter.

SA surface operations (includes Kalgold)

		December 2006	September 2006	December 2005	Q-on-Q % Variance
Surface tonnes milled	('000)	1 097	905	938	21.2
Surface recovery grade	(g/t)	0.70	0.76	0.99	(7.9)
Kilograms produced	(kg)	770	692	926	11.3
Working costs	(R/kg)	79 000	95 750	89 849	17.5
Working costs	(R/tonne)	55	73	89	24.7

Kalgold

Tonnages at Kalgold were slightly lower than the previous quarter. The plant continued to operate at maximum throughput. Grade increased by 7.5%, offsetting cost increases of 3% when compared with the previous quarter.

Tonnages from the pit remained low due to poor availability of key mining equipment resulting in two months' slippage in finishing the final cut-back. Despite the backlog of waste tonnage in D-Zone Pit, the lower grade from A-Zone Pit has continued to augment feed to the mill.

Project Phoenix

This project did well and was able to deliver R11 million in working profit. An additional R6 million capex was approved to increase capacity from 400 000 to 500 000 tonnes by upgrading the CIL tanks and the residue disposal system.

Current quarter performance

		December 2006 Actual
Tonnes treated	(R'000)	396
Recovered grade	g/t	0.278
Kilograms recovered		110
Working profit	(R'000)	10 763
Working cost	(R/tonne)	12.87
Working cost	(R/kilogram)	46 202

AUSTRALIAN OPERATIONS

Highlights

- South Kal Mine increased mined ounces by 30%
- Mt Magnet open pits increased production by 50%
- Continued success in delineating the Shirl underground resource
- Drilling success at Golden Stream and Eastern Jaspilite open pit prospects
- Hedge book reduced by further 50 000oz

Australian Operations

		December 2006	September 2006	December 2005	Q-on-Q % Variance
Tonnes milled	('000)	777	799	781	(2.8)
Recovery grade	(g/t)	2.43	2.56	2.45	(5.1)
Kilograms produced	(kg)	1 888	2 049	1 917	(7.9)
Working costs	(R/kg)	115 024	91 914	80 820	(25.1)
Working costs	(R/tonne)	279	236	198	(18.2)

The Australian operations generated an operating profit of A$10.6 million, 37% down compared with A$16.9 million in the previous quarter, primarily due to a 7.8% decrease in gold production from 65 877oz in the September quarter to 60 707oz for this quarter. The decrease in financial performance was primarily due to shortfalls in tonnage and grade under performance at Hill 50 and St George underground mines at Mt Magnet.

During the quarter, 50 000 ounces of hedged forward positions were settled at a cost of A$14.7 million. These out-of-the-money hedge positions, inherited with the acquisition of Hill 50 Gold NL, had an average strike price of A$518. The negative marked-to-market valuation of the remaining hedge commitments at quarter-end amounted to A$87.3 million, based on an A$ spot price of A$801/oz. During the March quarter an additional 42 000 ounces of hedged positions will be settled. Closure costs of these positions at current prices should amount to some A$12 million.

Mount Magnet

Mt Magnet operations produced 35 242oz of gold (46 220oz) for December, from milling of 462 446 tonnes (435 885 tonnes). This resulted in a lower cash operating profit of A$5 million (A$14 million), primarily due to shortfalls in tonnage and grade performance at both underground mines. Capital expenditure amounted to A$2.4 million for the quarter.

Underground production dropped to 19 643oz in the current quarter (32 181oz), from the milling of 110 635 underground tonnes (151 184 tonnes) at 5.5g/t compared with 6.6g/t milled in the previous quarter. Open pit production increased significantly from 9 351oz in the September quarter to 14 279oz in the December quarter, from the milling of 307 372 tonnes at 1.44g/t compared to 100 307 tonnes at 2.90g/t milled in the previous quarter.

Mt Magnet purchased the Western Queen South prospect from Dalgaranga JV (AXG Mining and Equigold). The acquisition will provide 160 000 tonnes at 4.3g/t Au for 19 000 recovered ounces to the Mt Magnet open pit operations. The mine plan calls for gold production from Western Queen South to commence in May 2007 and will continue until September 2007. Cash costs are expected to be A$560/oz.

South Kal Mines

During the December quarter, South Kal Mines produced 25 465oz of gold (19 664oz) from the milling of 314 722 tonnes of ore at an average head grade of 2.52g/t. This resulted in an increased cash operating profit of A$5.6 million compared with A$2.9 million in the previous quarter. Capital increased from A$3.6 million to A$5.1 million, predominantly as a result of the HBJ open pit cutback capital project commencing and reaching planned activity levels.

Mill throughput was slightly less than the previous quarter due to mill availability being affected by repairs to one of the leach tanks and several power outages caused by severe thunderstorms in the area. Throughput was also hampered by problems with treating the clay rich Shirl Open Pit ore.

Gold recoveries through the Jubilee Process Plant have improved and increased production from Mt Marion underground mine again resulted in increased high grade feed to the processing plant compared with the previous quarter.

GROWTH PROJECTS

- R/kg costs improved by 13.5%
- Yield increased by 20.5% to 5.58g/t
- Phakisa surface infrastructure nearing completion
- Exploration drilling at Doornkop commenced

Growth projects production performance (Doornkop and Elandsrand)

		December 2006	September 2006	December 2005	Q-on-Q % Variance
U/g tonnes milled	('000)	399	398	312	–
U/g recovery grade	(g/t)	5.58	4.63	5.63	20.5
U/g kilograms produced	(kg)	2 228	1 842	1 756	21.0
U/g working costs	(R/kg)	106 782	123 439	104 188	13.5
U/g working costs	(R/tonne)	596	571	586	(4.4)

All five of the Group's Growth projects continue to report good progress. Tshepong Sub 66 project, continues to encounter poor ground conditions necessitating in additional safety measures and resulting in slow progress being made.

Doornkop South Reef Capital Project

Project Overview

Further progress was made with station development on 202, 205, 207 and 212 levels with a total of 10 956 cubic metres excavated. Access development continued on 192 and 197 levels with 567 metres excavated. On level 192, secondary development advanced by 198 metres.

Shaft sinking operations progressing well: the station on 192 level was cut and lined, 15 metres of the main shaft was sunk below 192 level and the last portion of shaft to 197 level was removed by end January 2007. On level 212 where dual sinking continued, 11.4 metres was cut below the loading station elevation with the remaining 17 metres blasted to shaft bottom by end January 2007.

The updated schedule provides for the main shaft to be partially commissioned to 192 level by May 2007. Exploration drilling started with the first three holes having been drilled.

Annual Capital Expenditure Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual sunk	13	98	114	147	110				482
Forecast					107	214	161	139	621
Total	13	98	114	147	217	214	161	139	1 103

Project Financials

Gold price (Kg)	R105 000
NPV (million)	R892 (@7.5%)
IRR (%)	50

Envisaged costs (Average at full production)

– R/tonne   R397
– R/kg   R60 944
– $/oz $292/oz

1st production

July 2007

Full production

December 2009

Milestones Completed

- Main shaft bottom cleared below 132 level — August 2004
- Main shaft raise bored to 192 level — March 2005
- First blast main shaft sinking from below 132 level — July 2005
- Dual sink completed to 212 level — April 2006
- Service winder commissioned — June 2006
- Main shaft sunk to 192 level — September 2006

Future Milestones

- Shaft bottom excavated to – 45m below 212 level — January 2007
- Removal of plug 192 level to 197 level — January 2007
- Rock winder commissioned — June 2007
- Main shaft fully equipped and commissioned — May 2008

Tshepong – Sub 66 Decline Project

Project Overview

Steady progress was made at Sub 66 Decline project despite extremely poor ground conditions being encountered at the lower end of the decline.

These conditions necessitated extensive safety support for working areas. Steady but slower progress was made with development advancing 1 165.9 metres versus the planned 1 384.0 metres. The remaining 395 metres (12%) of the original 3 310 metres decline development should be completed in four and a half months. The project is 79% complete.

The holing of 69 – 95 raise line encountered high stress zone which required additional support and hence slowed down the advance rates. Holing envisaged in February 2007.

The planned vent raisebore hole from 69 to 66 level, to alleviate ventilation constraints on 69 level, was delayed by one month due to late delivery of equipment to site.

Annual Capital Expenditure Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	Total
Actual sunk	32.8	66.6	40.6	52.9	31.6		224.5
Forecast					25.5	30.3	55.8
Total	32.8	66.6	40.6	52.9	57.1	30.3	280.3

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R1 024 (@7.5%)
IRR (%)	38.4

Envisaged costs (Average at full production)

– R/tonne   R433
– R/kg   R60 076
– $/oz $278.89

1st production

March 2007

Full production

March 2008

Monthly production on completion

Tonnes milled   48 560
Average recovery grade   7.21g/t

Project Milestones

- Chairlift decline 100% of 900m completed
- Material decline 91.7% of 1 150m
- 69 Level Access development north and south main haulage project boundaries completed
- 69 Level Reef and Inclined Waste development on schedule
- 71 Level Access development 70% of total work completed
- 71 Level Access project engineering 72% completed
- 69 Level 2nd tip and box completed

Future milestones

- Raise bore 69 Vent hole and Ore passes   – April 2007
- Complete decline development   – May 2007
- Installation of the chairlift   – June 2007
- Construction of 71 Level dams   – April 2007
- Installation of 71 Level pump station   – July 2007

Phakisa Capital Project

Project Overview

Satisfactory progress is being made. Raise boring target dates were met and service water dam between 55 and 59 levels ahead of schedule. Permanent air and water columns in shaft completed and all Pressure Reducing Valve stations should be commissioned in the third quarter.

Late delivery of high pressure water pipes from suppliers has delayed the shaft infrastructure commissioning by one month and hampered the smooth development access start up. Access development started on 75, 73 and 71 levels, however, slow progress was made due to new work crews and downtime of trackless equipment.

Good progress was made with infrastructure and completion date is set for March 2007.

Annual Capital Expenditure Profile

Table (Rm)	2004	2005	2006	2007	2008	2009	Total
Actual sunk	117	116	146	115			494
Forecast				93	91	72	256
Total	117	116	146	208	91	72	750

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R2 348 (@7.5%)
IRR (%)	31

Envisaged costs (Average at full production)

– R/tonne   R446
– R/kg   R55 015
– $/oz $263

1st production

May 2008

Full production

May 2010

Monthly production on completion

– Tonnes milled   90 000t
– Recovered grade   8.11g/t

Milestones achieved

Project start date	– 1 July 2003
Sink to below 77 Level completed	– 2 April 2005
Equip shaft from surface to 54 Level	– 4 October 2005
Change over Koepe Headgear	– 18 November 2005
Koepe Winder Licensing	– 6 December 2005
77 Level Ore Loading Infrastructure commissioned	– 20 August 2006
First blast 75 Level Access Development	– 23 August 2006

Future milestones set

Projected production date	– May 2008
Project completion date	– February 2009
Full production	– May 2010

Elandsrand Capital Project

Project Overview

During the quarter the installation of pump column No. 2 from the station to the pump chamber was started in December 2006 and 92 level turbine dam reached its planned depth.

The centre raise-bore hole, linking the dam to 95 level, needs to be supported to ensure stability for life of mine. A hoisting arrangement will be designed and built to accommodate drilling and gunniting operations in this 1.8 metre vertical hole.

Stripping out of the reef and waste conveyor belts on 100 level took place during the quarter. The commissioning of the Man 1 Winder side of 113 and 115 level stations was done in October and November, respectively. Both Man-winders can now service from 102 level down to 115 level.

109 level main sub-station was commissioned as well as the main electrical feeders between 109 and 113 levels. No. 1 settler mechanicals and its launders will be constructed during February and March.

No. 3 service shaft hoist chamber was completed in December 2006. Drilling of the centre hole of No. 3 service shaft has not commence as a ventilation cross-over has to be established before the shaft centre hole can hole into the fresh air cross-cut on 109 level.

Access Development

Access development at 109 and 113 levels have progressed well. An additional 57.3 metres was developed in the 109 Vent cross-cut to reach the ventilation cross-over. Together with the haulage and return airway, the Nos. 8, 10 and 11 connecting cross-cuts were developed at 113 level.

Annual Capital Expenditure Profile

Table (Rm)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Approved	35.6	107.0	106.2	105.5	96.1	119.6	140.8	70.0	20.4	4.6	805.7
Actual	35.6	107.0	106.2	105.5	96.1	119.6	66.1				636.1
Variance							74.6	70.0	20.4	4.6	169.6

Project Production

	Tonnes milled	% Split	Kilograms	% Split
Old Mine	208 191	80	1 132	67
New Mine	51 753	20	559	33
Total Mine	259 944		1 691	

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R2 271 (@7.5%)
IRR (%)	23.1

Envisaged costs (Average at full production)

– R/tonne   R451
– R/kg   R57 529
– $/oz $275

1st production

October 2003

Full production

June 2010

Monthly production on completion

– Tonnes milled   147 000
– Average recovery grade   7.84g/t

Production Milestones

- 102 Level on reef   – May 2002
- 102 Level first raise completed   – July 2003
- 102 Level ledging commences   – October 2003
- 105 Level on reef   – May 2004
- 105 Level first raise completed   – March 2005
- 105 Level ledging commences   – November 2005

Future Milestones

- 109 Level on reef   – July 2007
- 109 Level first raise completed   – November 2008
- 109 Level ledging commences   – November 2008
- 113 Level on reef   – July 2008
- 113 Level first raise completed   – December 2009
- 113 Level legging commences   – February 2010



Project Phoenix

Project Overview

The H1 Monitoring installation at Project Phoenix, a retreatment project, was completed in mid-November. With the commissioning of the new system, reclamation tonnages increased from 74 000 tonnes per month to 214 000 tonnes per month in the December quarter.

At Brand A, civil work was completed, installation of equipment as well as plant modification is progressing well. While at Brand D, preparation to recommission slimes dam is well-advanced and planned for end January.

Annual Capital Expenditure Profile

Table (Rm)	2006	2007	2008	2009	2010	Total
Approved	19.38	15.88				35.26
Actual	15.14	20.12				35.26
Variance	(4.24)	4.24				–

Project Financials

Gold price (Kg)	R105 000
NPV 7.5% (millions) (June 2006)	R142.6 (@7.5%)
IRR (%)	+100

Envisaged costs (Average at full production)

– R/tonne   R10.54
– R/kg   R43 889
– $/oz $203.75

1st production

March 2006

Full production

March 2007

Monthly production at full capacity

■ 400 000 tonnes per month treated @ average recovery grade 0.23g/t
■ 92 kilograms gold

Production Milestones

- H1 new reclamation system commissioned — November 2006
- ERGO equipment purchased and delivered to Saaiplaas — November 2006
- Requirements for increased tonnage throughput completed — November 2006
- Brand A civils completed — November 2006
- Plant modification drawings completed — December 2006
- Tenders adjudicated for plant modifications — December 2006
- Reconditioning of 4th thickener completed — December 2006

Future Milestones

- Brand D slimes dam commissioning — January 2007
- ERGO pipe delivery to be completed — February 2007
- Massflow modification — March 2007
- Residue modification — March 2007
- CIL modification — April 2007
- Brand A equipment installation and commissioning — May 2007

Hidden Valley project

Highlights

- Excellent progress made with earthworks on platform for permanent camp, road to Hidden Valley and Pihema Creek road to Hamata Plant site
- Geotechnical drilling at Hamata plant site completed
- Resource definition drilling programmes were started at Hamata
- US$31 million fleet financing facility termsheet and supply and maintenance agreement signed
- Approval received on customs and excise exemption during construction

Project Overview

Significant progress was made on the access road to the plant site from the Bulldog track and toward Hidden Valley. An area south of Hamata Junction has been levelled for the site of the permanent camp and an area further south has been prepared for heavy vehicle workshops.

Cost for the roads and earthworks for the quarter was A$4 million which included costs associated with the capital purchase of additional construction equipment.

A$1.6 million resource definition drilling programme for Hamata started in October, with 1 660 metres of drilling and the excavation of 20 trenches completed. The objective of the programme is to increase resource confidence, with the potential to convert over 100 000oz of inferred resource into the measured and indicated category. Initial results are encouraging with trenches confirming the continuity of mineralisation to surface and correlating well with the diamond drilling.

A resource definition drilling programme for Kaveroi received A$6.9 million capex approval. The programme is targeting the conversion in excess of 800 000oz of inferred resource into the measured and indicated category before the end of the financial year.

A contract worth US$42 million for 45 pieces of mining equipment, consisting mainly of dump trucks, excavaters, dozers, graders and drill rigs, was signed. The first two mining fleets were ordered and delivery is scheduled for May and June 2007.

Fleet financing

Harmony and Westpac Bank PNG Ltd signed a termsheet for a fleet financing facility for the Hidden Valley project during the quarter. Financing consists of an US$31 million facility to purchase the mining fleet with funding available for a period of five years after delivery of the equipment under a lease agreement.

The facility will bear interest at Libor plus 1.25% until 95% of budgeted production is reached thereafter rate will decrease to Libor plus 0.80%. A 15% deposit on all equipment ordered is payable, with the remaining portion funded by the lease agreement. The facility is secured by the equipment.

Annual Capital Expenditure Profile
(Construction capital: cash flow)

Table (A$m)	2006	2007	2008	2009	2010	Total
Actual sunk	20	23				43
Forecast		42*	239	43		324
Total	20	65	239	43		367

* Excludes A$30m for Rio Tinto Royalty Buy-out

Project Financials

Gold price (A$/oz)	A$666/oz
NPV (millions)	A$108 (@7.5%)
IRR (%)	14

Envisaged costs (Average at full production)

– A$/tonne   A$28
– US$/oz   U$232

1st production

November 2008

Full production

March 2009

Wafi/Golpu pre-feasibility studies

Project Overview

Geotechnical drilling programme for the Golpu copper/gold deposit was completed during November 2006. All core collected was assayed and SRK has completed a geotechnical model. The updated block model, which is also required for the block caving analysis, is nearing completion and early indications are that the ore body volume and grade reported in the previous resource statement will be confirmed, with some potential for upside.

Drilling has confirmed the robustness of the porphyry core, in both tonnes and grade. This drilling shows the extent of the stockwork mineralisation in the surrounding metasediments to be more continuous than previously modelled. Resource modelling is nearing completion.

Link Zone drilling commenced during the quarter with two holes completed. Preliminary results received for the first hole drilled were excellent with 49m at 10.2g/t Au from 324m depth. This intercept will have a positive effect on the currently modelled Link Zone resource (Figure 1).

Total project expenditure for the quarter was 6.9 million Kina (A$3.2 million). The increase in expenditure is due to increased drilling performance and the resultant increase in study work.



Figure 1: Section 20150mN +- 12.5m comparing the intersection in the new hole (WR231) to the previous Link Zone model.

Project	Activity	Completion date
Golpu	Technical Studies	June 2007
	Final PFS Report	July 2007
NRG1	Drilling	May 2007
	Pre-Feasibility Study	September 2007
Link Zone	Drilling	May 2007
	Pre-Feasibility Study	September 2007
Infrastructure*	Scoping	February 2007
	Pre-feasibility Study	Late 2007

* Infrastructure studies include road access, concentrate handling, tailings disposal, water supply, power supply and port requirements.

PNG exploration

Exploration activity has increased in line with budget. Six separate regional exploration teams are currently working on our "exploration pipeline" targets. Advanced drilling is occurring at Western Zone (Wafi) and Kerimenge (Hidden Valley Regional) and grass-roots exploration is underway at Biamena (Wafi), Heyu and Moa Creek (Hidden Valley Regional) and Morobe Coast. Results from all of these projects are highly encouraging.

Excellent discovery was made at the Biamena Prospect, located about 12km south of Wafi/Golpu. The prospect is a greenfields aeromagnetic target, supported by widespread elevated gold and copper assay results. Preliminary results for the surface sampling programme are outstanding, with 15m @ 24.0g/t Au (including 5m @ 43.9g/t Au) and 1.5% copper from Trench 3. Hydrothermal alteration and mineralisation styles suggest Biamena represents an porphyry copper – gold and epithermal mineralisation system.

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)

			Underground production – South Africa			
			Quality Ounces	Growth Projects	Leveraged Ounces	Sub-total
Ore Milled	– t'000	Dec-06	1 561	399	1 401	3 361
		Sep-06	1 665	398	1 288	3 351
Gold Produced	– kg	Dec-06	7 953	2 228	5 885	16 066
		Sep-06	9 392	1 842	5 497	16 731
Yield	– g/tonne	Dec-06	5.09	5.58	4.20	4.78
		Sep-06	5.64	4.63	4.27	4.99
Cash Operating Costs	– R/kg	Dec-06	99 318	106 782	109 427	104 056
		Sep-06	81 992	123 439	117 741	98 302
Cash Operating Costs	– R/tonne	Dec-06	506	596	460	497
		Sep-06	463	571	503	491
Working Revenue	– (R'000)	Dec-06	1 147 318	322 362	847 812	2 317 492
		Sep-06	1 350 838	264 626	788 244	2 403 708
Cash Operating Costs	– (R'000)	Dec-06	789 877	237 910	643 976	1 671 763
		Sep-06	770 067	227 374	647 225	1 644 666
Cash Operating Profit	– (R'000)	Dec-06	357 441	84 452	203 836	645 729
		Sep-06	580 771	37 252	141 019	759 042
Capital Expenditure	– (R'000)	Dec-06	178 951	189 203	101 355	469 509
		Sep-06	179 183	193 000	91 164	463 347

Quality Ounces – Evander shafts, Randfontein Cooke shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7.

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)

			South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore Milled	– t'000	Dec–06	1 097	4 458	777	5 235
		Sep–06	905	4 256	799	5 055
Gold Produced	– kg	Dec–06	770	16 836	1 888	18 724
		Sep–06	692	17 423	2 049	19 472
Yield	– g/tonne	Dec–06	0.70	3.78	2.43	3.58
		Sep–06	0.76	4.09	2.56	3.85
Cash Operating Costs	– R/kg	Dec–06	79 000	102 910	115 024	104 132
		Sep–06	95 750	98 199	91 914	97 538
Cash Operating Costs	– R/tonne	Dec–06	55	389	279	372
		Sep–06	73	402	236	376
Working Revenue	– (R'000)	Dec–06	110 451	2 427 943	277 089	2 705 032
		Sep–06	105 010	2 508 718	281 490	2 790 208
Cash Operating Costs	– (R'000)	Dec–06	60 830	1 732 593	217 166	1 949 759
		Sep–06	66 259	1 710 925	188 331	1 899 256
Cash Operating Profit	– (R'000)	Dec–06	49 621	695 350	59 923	755 273
		Sep–06	38 751	797 793	93 159	890 952
Capital Expenditure	– (R'000)	Dec–06	769	470 278	100 974	571 252
		Sep–06	1 159	464 506	112 770	577 276

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		Quarter ended 31 December 2006	Quarter ended 30 September 2006	Quarter ended 31 December 2005
Ore milled	– t'000	5 235	5 055	4 857
Gold produced	– kg	18 724	19 472	20 316
Gold price received	– R/kg	144 467	143 283	102 333
Cash operating costs	– R/kg	104 132	97 538	83 154
		R million	R million	R million
Revenue		2 705	2 790	2 079
Cash operating costs		1 950	1 899	1 690
Cash operating profit		755	891	389
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(287)	(308)	(249)
Corporate, administration and other expenditure		(62)	(59)	(72)
Provision for rehabilitation costs		(3)	(2)	(2)
Operating profit		403	522	66
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(16)	(17)	(10)
Employment termination and restructuring costs		–	–	(15)
Care and maintenance costs		(19)	(20)	(27)
Share-based compensation		(14)	(12)	(27)
Exploration expenditure		(60)	(41)	(32)
Profit on sale of investment in Gold Fields		–	–	306
Marked-to-market of listed investments		27	24	22
Interest paid		(103)	(95)	(98)
Interest received		42	39	48
Other expenses income/(expenses) – net		(36)	15	(29)
Gain/(loss) on financial instruments		17	18	(183)
Loss on sale of listed investments and subsidiaries		–	1	–
Profit/(loss) from associates		30	(48)	–
Profit on sale of property, plant and equipment		73	13	12
Profit on sale of investment in associate		236	–	–
Profit before tax		580	399	33
Current tax – expense		–	–	(4)
Deferred tax – expense		(112)	(122)	(5)
Net profit		468	277	24
Loss per share – cents				
– Basic earnings		118	70	6
– Headline earnings/(loss)		44	66	(75)
– Fully diluted earnings ** ***		116	69	6
Dividends per share – (cents)				
– Interim		–	–	–
– Proposed final		–	–	–

  * Calculated on weighted average number of shares in issue at quarter-end
    December 2006: 397.7 million (September 2006: 396.8 million) (December 2005: 392.7 million).

 ** Calculated on weighted average number of diluted shares in issue at quarter-end
    December 2006: 403.7 million (September 2006: 402.9 million) (December 2005: 398.5 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):			
Net profit	468	277	24
Adjustments:			
– Profit on sale of assets	(73)	(13)	(12)
– Profit on sale of GBS investment	–	(1)	–
– Loss on disposal of Sangold investment	–	–	1
– Profit on disposal of investment in Gold Fields	–	–	(306)
– Profit on sale of Western Areas investment	(220)	–	–
Headline profit/(loss)	175	263	(293)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

		Year to date 31 December 2006	Year to date 31 December 2005
Ore milled	– t'000	10 290	9 457
Gold produced	– kg	38 196	39 535
Gold price received	– R/kg	143 863	97 256
Cash operating costs	– R/kg	100 770	84 406
		R million	R million
Revenue		5 495	3 845
Cash operating costs		3 849	3 337
Cash operating profit		1 646	508
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(595)	(493)
Corporate, administration and other expenditure		(121)	(128)
Provision for rehabilitation costs		(5)	(5)
Operating profit/(loss)		925	(118)
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(33)	(21)
Employment termination and restructuring costs		–	(2)
Care and maintenance costs		(39)	(27)
Share-based compensation		(26)	(57)
Exploration expenditure		(101)	(50)
Profit on sale of investment in Gold Fields		–	306
Marked-to-market of listed investments		51	43
Interest paid		(198)	(194)
Interest received		81	100
Other expenses – net		(21)	(42)
Gain/(loss) on financial instruments		35	(298)
Loss on foreign exchange		–	(1)
Loss on sale of listed investments and subsidiaries		1	(1)
Loss from associates		(18)	–
Profit on sale of property, plant and equipment		86	27
Profit on sale of investment in associate		236	–
Profit/(loss) before tax		979	(335)
Current tax – expense		–	(4)
Deferred tax – (expense)/benefit		(234)	43
Net profit/(loss)		745	(296)
Earnings/(loss) per share – cents *			
– Basic earnings/(loss)		188	(77)
– Headline earnings/(loss)		110	(160)
– Fully diluted earnings/(loss)** ***		185	(77)
Dividends per share – (cents)			
– Interim		–	–
– Proposed final		–	–

* Calculated on weighted average number of shares in issue for six months to December 2006: 397.3 million (December 2005: 392.6 million).

** Calculated on weighted average number of diluted shares in issue for six months to December 2006: 402.9 million (December 2005: 396.7 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):		
Net profit/(loss)	745	(296)
Adjustments:		
– Profit on sale of assets	(86)	(27)
– Profit on sale of GBS Gold International investment	(1)	–
– Loss on disposal of Sangold investment	–	1
– Profit on disposal of investment in Gold Fields	–	(306)
– Profit on sale of Western Areas investment	(220)	–
Headline profit/(loss)	438	(628)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2006 (Rand)

	At 31 December 2006 R million (unaudited)	At 30 September 2006 R million (unaudited)	At 31 December 2005 R million (unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	23 973	23 849	22 735
Intangible assets	2 270	2 270	2 268
Investment financial assets	4 440	2 306	2 111
Investments in associates	–	1 860	–
Trade and other receivables	92	82	80
	30 775	30 367	27 194
Current assets			
Inventories	742	730	560
Trade and other receivables	934	871	744
Income and mining taxes	28	25	24
Cash and cash equivalents	904	868	2 914
	2 608	2 494	4 242
Total assets	33 383	32 861	31 436
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	25 588	25 521	25 334
Other reserves	(186)	(88)	(578)
Accumulated loss	(1 270)	(1 738)	(1 677)
	24 132	23 695	23 079
Non-current liabilities			
Borrowings	2 687	2 637	2 506
Net deferred taxation liabilities	2 541	2 449	2 122
Deferred financial instruments	484	609	498
Provisions for other liabilities and charges	984	1 009	943
	6 696	6 704	6 069
Current liabilities			
Trade and other payables	1 245	1 184	892
Accrued liabilities	301	264	309
Borrowings	1 001	1 006	1 079
Shareholders for dividends	8	8	8
	2 555	2 462	2 288
Total equity and liabilities	33 383	32 861	31 436
Number of ordinary shares in issue	398 678 495	397 549 945	394 161 367
Net asset value per share (cents)	6 053	5 960	5 853

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 31 DECEMBER 2006 (Rand) (unaudited)

	Issued share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance at 1 July 2006	25 489	(271)	(2 015)	23 203
Issue of share capital	99			99
Currency translation adjustment and other		85		85
Net earnings			745	745
Balance at 31 December 2006	25 588	(186)	(1 270)	24 132
Balance at 1 July 2005	25 289	(587)	(1 381)	23 321
Issue of share capital	45			45
Currency translation adjustment and other		9		9
Net loss			(296)	(296)
Balance at 31 December 2005	25 334	(578)	(1 677)	23 079

SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 DECEMBER 2006

(Rand) (unaudited)

	Six months ended 31 December 2006 R million	Six months ended 31 December 2005 R million	Quarter ended 31 December 2006 R million	Quarter ended 30 September 2006 R million
Cash flow from operating activities				
Cash generated/(utilised) by operations	958	(320)	487	471
Interest and dividends received	81	100	42	39
Interest paid	(95)	(94)	(50)	(45)
Income and mining taxes paid	(6)	(2)	(6)	–
Cash generated/(utilised) by operating activities	938	(316)	473	465
Cash flow from investing activities				
Net proceeds on disposal of listed investments	30	2 461	–	30
Net additions to property, plant and equipment	(1 058)	(786)	(497)	(562)
Other investing activities	(14)	4	(15)	–
Cash (utilised)/generated by investing activities	(1 042)	1 679	(512)	(532)
Cash flow from financing activities				
Long-term loans repaid	(1)	(295)	–	–
Ordinary shares issued – net of expenses	98	45	66	32
Dividends paid	–	–	–	–
Cash generated/(utilised) by financing activities	97	(250)	66	32
Foreign currency translation adjustments	5	(29)	9	(3)
Net (decrease)/increase in cash and equivalents	(2)	1 084	36	(38)
Cash and equivalents – beginning of period	906	1 830	868	906
Cash and equivalents – end of period	904	2 914	904	868

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE PERIOD ENDED 31 DECEMBER 2006 (Rand) (unaudited)

	Six months ended 31 December 2006 R million	Six months ended 31 December 2005 R million	Quarter ended 31 December 2006 R million	Quarter ended 30 September 2006 R million
Cash operating profit	1 646	508	755	891
Other cash items per income statement:				
Other income (including interest received and profit on sale of mining assets)	146	85	79	67
Employment termination, restructuring and care and maintenance costs	(39)	(29)	(19)	(20)
Corporate, administration and other expenditure	(121)	(128)	(62)	(59)
Exploration expenditure	(101)	(50)	(60)	(41)
Provision for rehabilitation costs	(2)	(5)	–	(2)
Cash flow statement adjustments:				
Cost of close out of hedges	(138)	(139)	(83)	(55)
Profit on sale of mining assets	(86)	(27)	(73)	(13)
Interest and dividends received	(81)	(100)	(42)	(39)
Other non-cash items	(69)	(25)	(35)	(34)
Effect of changes in operating working capital items:				
Receivables	(208)	(113)	(58)	(150)
Inventories	(76)	18	(12)	(64)
Accounts payable	127	(247)	61	66
Accrued liabilities	(40)	(68)	36	(76)
Cash generated/(utilised) by operations	958	(320)	487	471

NOTES TO THE RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2006 (unaudited)

1. Basis of accounting

The unaudited results for the quarter have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

2. Commodity contracts

The Harmony Group's outstanding commodity contracts against future production, by type at 31 December 2006 are indicated below. The total net delta of the hedge book at 31 December 2006 was 229 636oz (7 143kg).

Year		30 June 2007	30 June 2008	30 June 2009	Total
Australian Dollar Gold:					
Forward contracts	Kilograms	933	3 110	3 110	7 153
	Ounces	30 000	100 000	100 000	230 000
	A$ per oz	518	518	518	518
Total commodity contracts	Kilograms	933	3 110	3 110	7 153
	Ounces	30 000	100 000	100 000	230 000
Total net gold **	Delta (kg)	933	3 108	3 102	7 143
	Delta (oz)	29 995	99 923	99 718	229 636

** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price.

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The marked-to-market movement for the quarter of these contracts was a positive R100.5 million (positive US$13.7 million) at 31 December 2006 (at 30 September 2006: positive R73 million or positive US$10 million).

Harmony closed out a further 62 000oz of forward positions during the quarter. 20 000oz of these closed positions, together with 30 000oz of closed positions from last quarter were settled during the quarter ended 31 December 2006 at a cost of R82.9 million (US$11.8 million). The additional 42 000oz closed out during the quarter will be settled during the next quarter ending 31 March 2007. During the quarter ended 30 September 2006, Harmony settled 25 000oz of the forward contracts at a cost of R41 million (US$5.8 million).

The marked-to-market value of the hedge book was a negative A$87.3 million on 31 December 2006 (at 30 September 2006: negative A$105.1 million). The values at 31 December 2006 were based on a gold price of US$634 (A$801) per ounce, exchange rates of US$1/R7.0375 and A$1/US$0.79 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.

At 24 January 2007, the marked-to-market value of the hedge book was a negative A$91.6 million (negative US$71.6 million), based on a gold price of US$643 (A$822) per ounce, exchange rate of A$1/US$0.78 and prevailing market interest rates at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.

NOTES

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)

			Underground production – South Africa			
			Quality Ounces	Growth Projects	Leveraged Ounces	Sub-total
Ore Milled	– t'000	Dec-06	1 721	440	1 544	3 705
		Sep-06	1 836	439	1 420	3 695
Gold Produced	– oz	Dec-06	255 677	71 637	189 211	516 525
		Sep-06	301 958	59 221	176 732	537 911
Yield	– oz/t	Dec-06	0.15	0.16	0.12	0.14
		Sep-06	0.16	0.13	0.12	0.15
Cash Operating Costs	– $/oz	Dec-06	422	454	465	442
		Sep-06	357	537	513	428
Cash Operating Costs	– $/t	Dec-06	63	74	57	62
		Sep-06	59	72	64	62
Working Revenue	– ($'000)	Dec-06	156 748	44 042	115 829	316 619
		Sep-06	189 069	37 038	110 326	336 433
Cash Operating Costs	– ($'000)	Dec-06	107 914	32 504	87 981	228 399
		Sep-06	107 782	31 824	90 588	230 194
Cash Operating Profit	– ($'000)	Dec-06	48 834	11 538	27 848	88 220
		Sep-06	81 287	5 214	19 738	106 239
Capital Expenditure	– ($'000)	Dec-06	24 449	25 849	13 847	64 145
		Sep-06	25 079	27 013	12 760	64 852

Quality Ounces   – Evander shafts, Randfontein Cooke shafts, Target, Tshepong, Masimong

Growth Projects   – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces   – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)

			South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore Milled	– t'000	Dec–06	1 209	4 914	857	5 771
		Sep–06	998	4 693	881	5 574
Gold Produced	– oz	Dec–06	24 767	541 292	60 707	601 999
		Sep–06	22 248	560 159	65 877	626 036
Yield	– oz/t	Dec–06	0.02	0.11	0.07	0.10
		Sep–06	0.02	0.12	0.07	0.11
Cash Operating Costs	– $/oz	Dec–06	336	437	489	442
		Sep–06	417	428	400	425
Cash Operating Costs	– $/t	Dec–06	7	48	35	46
		Sep–06	9	51	30	48
Working Revenue	– ($'000)	Dec–06	15 090	331 709	37 856	369 565
		Sep–06	14 698	351 131	39 398	390 529
Cash Operating Costs	– ($'000)	Dec–06	8 311	236 710	29 669	266 379
		Sep–06	9 274	239 468	26 360	265 828
Cash Operating Profit	– ($'000)	Dec–06	6 779	94 999	8 187	103 186
		Sep–06	5 424	111 663	13 038	124 701
Capital Expenditure	– ($'000)	Dec–06	105	64 250	13 795	78 045
		Sep–06	162	65 014	15 784	80 798

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

		Quarter ended 31 December 2006	Quarter ended 30 September 2006	Quarter ended 31 December 2005
Ore milled	– t'000	5 771	5 574	5 356
Gold produced	– oz	601 999	626 036	653 171
Gold price received	– $/oz	613	625	487
Cash operating costs	– $/oz	442	425	396
		$ million	$ million	$ million
Revenue		369	390	318
Cash operating costs		266	266	259
Cash operating profit		103	124	59
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(39)	(43)	(38)
Corporate, administration and other expenditure		(9)	(8)	(11)
Provision for rehabilitation costs		–	–	–
Operating profit		55	73	10
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(2)	(2)	(2)
Employment termination and restructuring costs		–	–	(2)
Care and maintenance costs		(3)	(3)	(4)
Share-based compensation		(2)	(2)	(4)
Exploration expenditure		(8)	(6)	(5)
Profit on sale of investment in Gold Fields		–	–	47
Marked-to-market of listed investments		4	3	3
Interest paid		(14)	(14)	(15)
Interest received		6	5	7
Other expenses income/(expenses) – net		(5)	2	(4)
Gain/(loss) on financial instruments		2	3	(28)
Profit/(loss) from associates		4	(7)	–
Profit on sale of property, plant and equipment		10	2	2
Profit on sale of investment in associate		32	–	–
Profit before tax		79	54	5
Current tax – expense		–	–	(1)
Deferred tax – expense		(15)	(17)	(1)
Net profit		64	37	3
Profit/(loss) per share – cents *				
– Basic earnings		16	10	1
– Headline earnings/(loss)		6	9	(12)
– Fully diluted earnings ** ***		16	10	1
Dividends per share – (cents)				
– Interim		–	–	–
– Proposed final		–	–	–

Currency conversion rates average for the quarter: December 2006: US$1=R7.32
(September 2006: US$1=R7.14) (December 2005: US$1=R6.53).

   * Calculated on weighted average number of shares in issue at quarter-end December 2006: 397.7 million (September 2006: 396.8 million) (December 2005: 392.7 million).

  ** Calculated on weighted average number of diluted shares in issue at quarter-end December 2006: 403.7 million (September 2006: 402.9 million) (December 2005: 398.5 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):	31 December 2006	30 September 2006	31 December 2005
Net profit	64	37	2
Adjustments:			
– Profit on sale of assets	(10)	(2)	(2)
– Profit on sale of GBS investment	–	–	–
– Profit on disposal of investment in Gold Fields	–	–	(47)
– Profit on sale of Western Areas investment	(30)	–	–
Headline profit/(loss)	24	35	(47)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

		Year to date 31 December 2006	Year to date 31 December 2005
Ore milled	– t'000	11 345	10 428
Gold produced	– oz	1 228 035	1 271 074
Gold price received	– $/oz	619	464
Cash operating costs	– $/oz	433	403
		$ million	$ million
Revenue		760	590
Cash operating costs		532	512
Cash operating profit		**228**	**78**
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(82)	(76)
Corporate, administration and other expenditure		(17)	(20)
Provision for rehabilitation costs		(1)	(1)
Operating profit/(loss)		**128**	**(19)**
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities		(5)	(3)
Employment termination and restructuring costs		–	–
Care and maintenance costs		(5)	(4)
Share-based compensation		(4)	(9)
Exploration expenditure		(14)	(8)
Profit on sale of investment in Gold Fields		–	47
Marked-to-market of listed investments		7	7
Interest paid		(27)	(30)
Interest received		11	15
Other expenses – net		(3)	(6)
Gain/(loss) on financial instruments		5	(46)
Loss on foreign exchange		–	–
Loss on sale of listed investments and subsidiaries		–	–
Loss from associates		(2)	–
Profit on sale of property, plant and equipment		12	4
Profit on sale of investment in associate		33	–
Profit/(loss) before tax		**136**	**(52)**
Current tax – expense		–	(1)
Deferred tax – (expense)/benefit		(32)	7
Net profit/(loss)		**104**	**(46)**
Earnings/(loss) per share – cents *			
– Basic profit/(loss)		26	(12)
– Headline profit/(loss)		15	(25)
– Fully diluted profit/(loss) ** ***		26	(12)
Dividends per share – (cents)			
– Interim		–	–
– Proposed final		–	–

Prepared in accordance with International Financial Reporting Standards currency conversion
rates average for the six months to December 2006: US$1=R7.23 (December 2005: US$1=R6.51).

  * Calculated on weighted average number of shares in issue for six months to December 2006: 397.3 million (December 2005: 392.6 million).

  ** Calculated on weighted average number of diluted shares in issue for six months to December 2006: 402.9 million (December 2005: 396.7 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):			
Net profit/(loss)		104	(46)
Adjustments:			
– Profit on sale of assets		(12)	(4)
– Profit/(loss) on disposal of investment in Gold Fields		–	(47)
– Profit on sale of Western areas investment		(30)	–
Headline profit/(loss)		**62**	**(97)**

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2006 (US$)

	At 31 December 2006 US$ million (unaudited)	At 30 September 2006 US$ million (unaudited)	At 31 December 2005 US$ million (unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	3 407	3 074	3 592
Intangible assets	323	293	358
Investment financial assets	631	297	333
Investments in associates	–	240	–
Trade and other receivables	13	11	13
	4 374	3 915	4 296
Current assets			
Inventories	105	94	88
Trade and other receivables	133	112	118
Income and mining taxes	4	3	4
Cash and cash equivalents	128	112	460
	370	321	670
Total assets	4 744	4 236	4 966
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 636	3 289	4 002
Other reserves	(26)	(11)	(91)
Accumulated loss	(180)	(224)	(265)
	3 430	3 054	3 646
Non-current liabilities			
Borrowings	382	340	396
Net deferred taxation liabilities	361	316	335
Deferred financial instruments	69	79	79
Provisions for other liabilities and charges	140	130	149
	952	865	959
Current liabilities			
Trade and other payables	176	152	141
Accrued liabilities	43	34	49
Borrowings	142	130	170
Shareholders for dividends	1	1	1
	362	317	361
Total equity and liabilities	4 744	4 236	4 966
Number of ordinary shares in issue	398 678 495	397 549 945	394 161 367
Net asset value per share (US cents)	860	768	925

Balance sheet converted at conversion rate of US$1 = R7.04 (September 2006: R7.76) (December 2005: R6.33).

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 31 DECEMBER 2006 (US$) (unaudited)

	Issued share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance at 1 July 2006	3 622	(39)	(287)	3 296
Issue of share capital	14			14
Currency translation adjustment and other		13		13
Net earnings			107	107
Balance at 31 December 2006	3 636	(26)	(180)	3 430
Balance at 1 July 2005	3 995	(93)	(218)	3 684
Issue of share capital	7			7
Currency translation adjustment and other		2		2
Net earnings			(47)	(47)
Balance at 31 December 2005	4 002	(91)	(265)	3 646

Balances translated at closing rates of: December 2006: US$1 = R7.04 (December 2005: US$1 = R6.33).

SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 DECEMBER 2006

(US$) (unaudited)

	Six months ended 31 December 2006 US$ million	Six months ended 31 December 2005 US$ million	Quarter ended 31 December 2006 US$ million	Quarter ended 30 September 2006 US$ million
Cash flow from operating activities				
Cash generated/(utilised) by operations	132	(49)	66	66
Interest and dividends received	11	15	6	6
Interest paid	(13)	(14)	(7)	(7)
Income and mining taxes paid	(1)	–	(1)	–
Cash generated/(utilised) by operating activities	129	(48)	64	65
Cash flow from investing activities				
Net proceeds on disposal of listed investments	4	365	–	4
Net additions to property, plant and equipment	(146)	(121)	(68)	(79)
Other investing activities	(2)	1	(2)	–
Cash generated/(utilised) by investing activities	(144)	245	(70)	(75)
Cash flow from financing activities				
Long-term loans repaid	–	(45)	–	–
Ordinary shares issued – net of expenses	14	7	9	4
Dividends paid	–	–	–	–
Cash generated/(utilised) by financing activities	14	(38)	9	4
Foreign currency translation adjustments	2	26	13	(9)
Net (decrease)/increase in cash and equivalents	1	185	16	(15)
Cash and equivalents – beginning of period	127	275	112	127
Cash and equivalents – end of period	128	460	128	112

Operating activities translated at average rates of: Six months ended December 2006: US$1 = R7.23 (Six months ended December 2005: US$1 = R6.51) (Quarter ended December 2006: US$1 = R7.32) (Quarter ended September 2006: US$1 = R7.14).

Closing balance translated at closing rates of: December 2006: US$1 = R7.04 (December 2005: US$1 = R6.33) (September 2006: US$1 = R7.76).

DEVELOPMENT RESULTS (Metric)

	Quarter ended September 2006					Quarter ended December 2006				
	Reef (Metres)	Sampled (Metres)	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)	Reef (Metres)	Sampled (Metres)	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Randfontein										
VCR Reef	1,172	1,047	81	31.88	2,583	1,182	1,149	77	17.67	1,355
UE1A	634	570	143	5.31	761	1,323	1,170	163	6.40	1,042
E8 Reef	297	240	118	5.69	672	99	99	158	5.71	902
Kimberley Reef	658	511	192	3.36	643	1,001	752	160	4.63	739
E9GB Reef	169	169	167	1.05	175	23	17	217	1.10	238
All Reefs	2,931	2,537	127	11.39	1,442	3,628	3,187	131	8.20	1,075
Free State										
Basal	1,229	770	92	12.66	1170	1,103	834	99	9.68	961
Leader	906	752	179	4.83	865	1,592	1,252	177	5.33	941
A Reef	469	370	155	3.09	481	762	744	130	3.98	518
Middle	312	240	217	3.57	775	384	374	195	3.15	614
B Reef	370	331	64	8.11	519	598	585	41	17.12	702
All Reefs	3,285	2,463	137	6.20	847	4,439	3,789	131	6.04	793
Evander										
Kimberley Reef	1,873	1,666	63	18.65	1,176	1,435	1,548	67	19.59	1,312
Elandskraal										
VCR Reef	441	242	246	9.65	2,369	72	8	240	2.79	668
Orkney										
Vaal Reef	240	142	136	3.05	414	144	–	–	–	–
VCR	–	–	–	–	–	–	–	–	–	–
All Reefs	240	142	136	3.05	414	144	–	–	–	–
Target										
Elsburg	566	483	344	7.07	2,430	638	577	256	3.24	830
Freegold JV										
Basal	1,326	1,027	31	41.38	1,285	1,430	1,484	32	43.48	1,408
Beatrix	223	192	48	10.91	522	183	207	63	9.47	594
Leader	21	–	–	–	–	–	–	–	–	–
B Reef	–	–	–	–	–	–	–	–	–	–
All Reefs	1,569	1,219	34	34.56	1,165	1,614	1,691	36	36.25	1,308

DEVELOPMENT RESULTS (Imperial)

	Quarter ended September 2006					Quarter ended December 2006				
	Reef (Feet)	Sampled (Feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)	Reef (Feet)	Sampled (Feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)
Randfontein										
VCR Reef	3,846	3435	32	0.93	30	3,876	3,770	30	0.52	16
UE1A	2,080	1,870	56	0.16	9	4,341	3,839	64	0.19	12
E8 Reef	975	787	46	0.17	8	326	325	62	0.16	10
Kimberley Reef	2,160	1,677	75	0.09	7	3,285	2,467	63	0.13	8
E9GB Reef	554	554	66	0.03	2	74	56	85	0.04	3
All Reefs	9,615	8,324	50	0.34	17	11,902	10,456	52	0.23	12
Free State										
Basal	4,032	2,526	36	0.37	13	3,618	2,736	39	0.28	11
Leader	2,971	2,467	70	0.14	10	5,221	4,108	70	0.15	11
A Reef	1,539	1,214	61	0.09	6	2,499	2,441	51	0.12	6
Middle	1,022	787	86	0.10	9	1,261	1,227	77	0.09	7
B Reef	1,214	1,086	25	0.24	6	1,963	1,919	16	0.50	8
All Reefs	10,779	8,081	54	0.18	10	14,562	12,431	52	0.18	9
Evander										
Kimberley Reef	6,145	5,466	25	0.54	14	4,708	5,079	26	0.58	15
Elandskraal										
VCR Reef	1,447	794	97	0.28	27	236	26	94	0.08	8
Orkney										
Vaal Reef	787	466	53	0.09	5	472	–	–	–	–
VCR	–	–	–	–	–	–	–	–	–	–
All Reefs	787	466	53	0.09	5	472	–	–	–	–
Target										
Elsburg	1,856	1,585	135	0.21	28	2,094	1,893	101	0.09	10
Freegold JV										
Basal	4,349	3,369	12	1.23	15	4,693	4,869	13	1.24	16
Beatrix	730	630	19	0.32	6	601	679	25	0.27	7
Leader	70	–	–	–	–	–	–	–	–	–
B Reef	–	–	–	–	–	–	–	–	–	–
All Reefs	5,149	3,999	13	1.03	13	5,294	5,548	14	1.07	15

NOTES

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa

Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*†,
Dr D S Lushaba*, F T De Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (†Mozambique)

Investor Relations

Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

PRINTED BY INCE (PTY) LIMITED   REF W2CF01676

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa and elsewhere;

- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

- decreases in the market price of gold;

- the occurrence of hazards associated with underground and surface gold mining;

- the occurrence of labor disruptions;

- availability, terms and deployment of capital;

- changes in Government regulation, particularly mining rights and environmental regulation;

- fluctuations in exchange rates;

- currency devaluations and other macro-economic monetary policies; and

- socio-economic instability in South Africa and regionally.



www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 02 February, 2007

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer